EXHIBIT “J”

PRESS RELEASE

Press Release No. 04-07

METALLICA RESOURCES ANNOUNCES FIRST QUARTER RESULTS

May 14, 2004, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its first quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results are available on SEDAR, EDGAR and on the Company’s website at www.metal-res.com.

     Selected Financial Data (unaudited):

	Three Months	Three Months
	Ended March	Ended March
	31, 2004	31, 2003
Net loss	$(689,586)	$(364,139)
Basic and diluted loss per share	(0.01)	(0.01)
Cash flows used in operating activities	(942,516)	(229,632)
Cash flows used in investing activities	(11,322,238)	(2,232,830)
Cash flows (used in) from financing activities	(5,548,355)	9,472,333
Foreign exchange gain (loss) on foreign cash held	(587,903)	2,289
Increase (decrease) in cash and cash equivalents	(18,401,012)	7,012,160

	March 31,	December 31,
	2004	2003
Current assets:
Cash	$47,709,044	$66,110,056
Value-added tax and other current assets	1,515,868	415,878

Total current assets	49,224,912	66,525,934
Mineral properties and deferred expenditures	38,945,111	26,574,390
Fixed assets and other assets	464,522	253,524

Total assets	$88,634,545	$93,353,848

Current liabilities:
Accounts payable and accrued liabilities	$1,564,460	$597,771
Other current liabilities	17,087	229,896
Acquisition debt – Cerro San Pedro project	—	5,959,740

Total current liabilities	1,581,547	6,787,407
Reclamation and closure cost obligation	111,488	—

Total liabilities	1,693,035	6,787,407
Shareholders’ equity:
Share capital	107,533,533	106,786,049
Warrants	7,373,839	7,469,578
Stock options	820,200	6,675
Deficit	(28,786,062)	(27,695,861)

Total shareholders’ equity	86,941,510	86,566,441

Total liabilities and shareholders’ equity	$88,634,545	$93,353,848

EXHIBIT “J”

Metallica Resources Inc. (the “Company”) reported a loss of $0.69 million ($0.01 per share) for the three months ended March 31, 2004 as compared to a loss of $0.36 million ($0.01 per share) for the same period last year. The increase in loss is primarily attributable to an increase in unrealized foreign exchange losses totaling $0.59 million for the three months ended March 31, 2004, which was partially reduced by an increase in interest income of $0.30 million over the same period. The foreign exchange loss in the current period resulted from a weakening of the Canadian dollar relative to the U.S. dollar, and the Company’s decision to hold its excess cash balances in Canadian dollars while its financial reporting currency is the U.S. dollar.

The Company’s cash and cash equivalents decreased by $18.40 million for the three months ended March 31, 2004 as compared to an increase in cash and cash equivalents for the three months ended March 31, 2003 of $7.01 million. The increase in cash outflows of $25.41 million in the current period is primarily due to $13.25 million of payments to Glamis in 2004 pursuant to an acquisition agreement for its 50% interest in the Cerro San Pedro project, and an increase in development expenditures on the Cerro San Pedro project in 2004 of $3.84 million. In addition, the Company did not have any equity offerings in 2004, whereas in 2003 the Company received net proceeds of $9.47 million from a March 2003 private placement.

As of March 31, 2004, the Company had completed all of its payment obligations to Glamis resulting from its acquisition of Glamis’ 50% interest in the Cerro San Pedro project.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.5 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD-LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.